13012407

Mail Processing Section
FEB 28 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66550 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPHB SECURITIES, LP

| OFFICIAL USE ONLY |
|---|
| 132074 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 SAINT JAMES PL, SUITE 125
(No. and Street)

HOUSTON, TX 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEONARD H PATON 713.580.2710
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC
(Name – *if individual, state last, first, middle name*)

| 1842 FM 1566 W | CELESTE, | TX | 75423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, LEONARD H PATON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPHB SECURITIES LP, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

LEONARD H PATON, CCO

Title

STACY WALLACE SAPIO
Notary Public, State of Texas
My Commission Expires
February 21, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PPHB SECURITIES, L.P.**

**FINANCIAL REPORT**

**DECEMBER 31, 2012**

## CONTENTS


| | |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 1 - 2 |
| FINANCIAL STATEMENT | |
| Statement of financial condition | 3 |
| Notes to financial statement | 4 - 6 |

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT

To the Partners
PPHB Securities, L.P.

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of PPHB Securities, L.P. (the Partnership) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

**Opinion**

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of PPHB Securities, L.P. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 21, 2013

**PPHB SECURITIES, L.P.**
**Statement of Financial Condition**
**December 31, 2012**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 4,163,043 |
| TOTAL ASSETS | $ | 4,163,043 |
| **LIABILITIES AND PARTNERS' CAPITAL** | | |
| **Liabilities** | | |
| Accounts payable | $ | 12,419 |
| Due to related party | | 58,651 |
| Income tax payable - state | | 52,538 |
| TOTAL LIABILITIES | | 123,608 |
| **Partners' Capital** | | 4,039,435 |
| **TOTAL LIABILITIES AND PARTNERS' CAPITAL** | $ | 4,163,043 |

See notes to financial statements.

## PPHB SECURITIES, L.P.
## Notes to Financial Statement
## December 31, 2012

### Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

PPHB Securities, L.P., (the Partnership) was organized in April 2004 as a Texas limited partnership. The Partnership's customers are primarily oilfield service companies.

The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but will limit its business to the selling of oil and gas interests and merger and acquisition services, and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Parks Paton Hoepfl & Brown, LLC, a Texas limited liability company (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

**PPHB SECURITIES, L.P.**
**Notes to Financial Statement**
**December 31, 2012**

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

As of December 31, 2012, open Federal tax years include the tax years ended December 31, 2009 through December 31, 2011.

**Note 2 - Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Partnership had net capital of $4,039,435, which was $4,034,435 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was .03 to 1.

**Note 3 - Related Party Transactions/Economic Dependency**

The Partnership and PPHB, LP (PPHB) are both under the control of the General Partner and the Partnership is economically dependent on its Parent and PPHB. The existence of that control and dependency creates financial position significantly different than if the Companies were autonomous.

**Note 4 - Concentration of Credit Risk**

At various times during the year the Partnership maintains cash balances at a certain bank in excess of federally insured amounts.

**Note 5 - Contingencies**

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

**Note 6 - Subsequent Events**

The Partnership made distributions to partners totaling $3,900,000 in January 2013.

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2012, through February 21, 2013, the date which the financial statements were available to be issued.